Exhibit 22

SUBSIDIARIES OF THE COMPANY

Name and Place of Incorporation	Percentage of Ownership
New Brunswick Scientific (U.K.) Limited Incorporated in the United Kingdom	100%

New Brunswick Scientific B.V. Incorporated in The Netherlands	100%

New Brunswick Scientific N.V. Incorporated in Belgium	100%

New Brunswick Scientific GmbH Incorporated in Germany	100%

New Brunswick Scientific of Delaware, Inc. Incorporated in the State of Delaware	100%

New Brunswick Scientific International, Inc. Incorporated in the State of Delaware	100%

New Brunswick Scientific West Inc. Incorporated in the State of California	100%

New Brunswick Scientific S.a.r.l. Incorporated in France	100%

NBS ULT Limited Incorporated in the United Kingdom	100%

NBS Cryo-Research Limited Incorporated in the United Kingdom	100%

RS Biotech Laboratory Equipment Limited Incorporated in the United Kingdom	100%